FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2l, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 20TH OF JUNE 2013

1.            DATE, TIME AND PLACE: On the 20th of June, 2013, at 14:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Caio Machado Filho

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. Mr. Abilio dos Santos Diniz, Mr. Cláudio Eugenio Stiller Galeazzi, Mr. Luiz Fernando Figueiredo, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Jean‐Charles Henri Naouri, Mr. Jean Louis Bourgier, Mr. Antoine Marie Remi Lazars Giscard d’Estaing, Mr. Arnaud Strasser, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana were present. Also present, as guests, Mr. Enéas Pestana, Mr. Christophe Hidalgo, Mr. Paulo Gualtieri, Mr. Antonio Salvador, Mr. German Quiroga, Mr. José Roberto Tambasco, Mr. Aymar Giglio and Mrs. Daniela Sabbag.

4. AGENDA: (i) Resolution concerning the internal regulations of the Company’s Board of Directors, the Sustainable Committee, the Human Resources and Compensation Committee, the Financial Committee and the Audit Committee, according to the attached to the notice of the meeting; and (ii) Discussion regarding the issuance of new shares within the Company’s stock option plan.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and approved the following resolutions:

5.1.        The Chairman of the Corporate Governance Committee, Mrs. Maria Helena dos Santos Fernandes Santana, reported the discussions of the meeting held on May, 28th 2013. The Internal Regulations of the Financial Committee, of the Human Resources and Remuneration Committee, of the Sustainable and Development Committee and of the Audit Committee were approved unanimously, in the form of the minutes sent together with the notice of this meeting. The Internal Regulation of the Company’s Board of Directors was approved by a majority of votes.

Additionally, in accordance with the recommendation of the Corporate Governance Committee, the disclosure of the Internal Regulations approved hereby was unanimously approved, as well as the disclosure of the Internal Regulation of the Corporate Governance Committee, as approved on December of 2012.

5.2.        The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 (“Plan”), and decided the following:

5.2.1.     In view of the exercise of A4 Silver and Gold, A5 Silver and Gold and A6 Silver and Gold Series of the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006, it was unanimously approved, in compliance with the limit of the authorized capital of the Company, as set forth in Article 6 of the Company’s Charter, the capital increase of the Company in the amount of R$4,091,098.01 (four billion, ninety one thousand, ninety one Reais  and eighty-one cents), upon the issuance of 303,533 (three hundred and three thousand, five hundred and thirty-three) preferred shares, issued by the Company, divided as follows:

(i) 48,458 (fourty eight thousand, four hundred and fifty eight) preferred shares, at the issuance price of R$46.49 (forty six Reais  and forty nine cents) per share, determined in accordance with the Plan, in the total amount of R$2,252,812.42 (two billion, two hundred and fifty two thousand, eight hundred and twelve Reais  and fourty two cents), in connection with the exercise of A4 Silver Series;

(ii) 194,259 (one hundred and ninety four thousand, two hundred and fifty nine) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$1,942.59 (one million, nine hundred and fourty two thousand Reais and fifty nine cents), in connection with the exercise of A4 Gold Series;

(iii) 12,113 (twelve thousand, one hundred and thirteen) preferred shares, at the issuance price of R$54.69 (fifty four Reais  and sixty nine cents) per share, determined in accordance with the Plan, in the total amount of R$662,459.97 (six hundred, sixty two thousand, four hundred fifty nine Reais  and ninety seven cents), in connection with the exercise of A5 Silver Series;

(iv) 12,109 (twelve thousand, one hundred and nine) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$121.09 (one hundred and twenty one Reais  and nine cents), in connection with the exercise of A5 Gold Series;

(v) 18,300 (eighteen thousand, three hundred) preferred shares, at the issuance price of R$64.13 (sixty four Reais  and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$1,173,579.00 (one million, one hundred and seventy three thousand, five hundred and seventy nine Reais), in connection with the exercise of A6 Silver Series; and

(vi) 18,294 (eighteen thousand, two hundred and ninety four) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$182.94 (one hundred and eighty two Reais  and ninety four cents), in connection with the exercise of A6 Gold Series.

The preferred shares issued as a consequence of the capital increase shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, including full right to receive dividends, as well as other benefits that are declared in the future, as from the date hereof, in accordance with the Company’s Charter.

5.2.2.     Consequently, the Company’s share capital, which was equivalent to R$6,754,839,985.42 (six billion, seven hundred and fifty-four million, eight hundred and thirty-nine thousand, nine hundred and eighty-five Reais  and forty two cents), will be henceforth equivalent to R$6,758,931,083.43 (six billion, seven hundred and fifty-eight million, nine hundred and thirty one, eighty three and fourty three cents), fully subscribed and paid in, divided into 264,291,882 (two hundred and sixty four million, two hundred and ninety one thousand,, eight hundred and eighty two) shares with no par value, 99,679,851 (ninety-nine million, seven hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 164,612,031 (one hundred and sixty four million, six hundred and twelve thousand and thirty one) of which are preferred shares.

5.3.        Mr. Cláudio Eugênio Stiller Galeazzi presented his resignation from his position as member of the Company’s Board of Directors.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Committee members having signed them. São Paulo, 20th of June, 2013. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Caio Machado Filho. Abilio dos Santos Diniz, Cláudio Eugenio Stiller Galeazzi, p.p. Abílio dos Santos Diniz, Luiz Fernando Figueiredo, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Jean‐Charles Henri Naouri, p.p. Arnaud Strasser, Jean Louis Bourgier, Antoine Marie Remi Lazars Giscard d’Estaing, p.p. Arnaud Strasser, Arnaud Strasser, Ulisses Kameyama and Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Caio Machado Filho

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 21, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.